Exhibit (e)(7)
Employment Arrangement with John M. Tuhey, Vice President, General Counsel and Secretary

		Annual	Restricted		Severance (for
		Cash	Stock		termination without
Name and Position	Salary	Bonus	Grant	Perks	cause)
John M. Tuhey, Vice President, General Counsel and Secretary	$140,000	30%	30%	Annual Education/Seminar Allowance of $5,000	1. Discretionary up to three months of salary